Abigail P. Hemnes
abigail.hemnes@klgates.com

T +1 617 951 9053
F +1 617 261 3175

June 15, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 28, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 237 under the Securities Act of 1933, as amended, and Amendment No. 209 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 14, 2021, accession no. 0001133228-21-002028 (the “Amendment”). The Amendment relates to John Hancock Global Environmental Opportunities Fund, a new series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comments

1.	Comment — Please note that comments we give on disclosure in one section or one prospectus apply to other sections and prospectuses included in the filing that contain the same or similar disclosure.

Response — The Trust so notes.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3100   F +1 617 261 3175   klgates.com

2.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class is offered to the general public.

Prospectus Comments

3.	Comment — Under “Fund Summary — Investment objective,” please consider incorporating “environment companies” into the Fund’s investment objective.

Response — The Trust has made the requested change, as reflected in the marked versions of the Fund’s principal investment objective and strategies attached hereto as Appendix A (the “Appendix”).

4.	Comment — In the introductory paragraph under “Fund Summary — Fees and expenses,” please also note that shareholders may obtain additional information regarding deferred sales charges applicable to Class A and Class C Shares under the heading “Deferred Sales Charge on Class A and Class C Shares” in the Fund’s SAI.

Response — The Trust has made the requested change.

5.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “clean shares” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied.

6.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — The SEC staff notes that there are certain bracketed or omitted items in the section under “Fund Summary — Fees and expenses.” Please finalize and complete any omitted information in the Fund’s final filing.
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Response — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing.

8.	Comment — Please provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix B to this letter.

9.	Comment — Under “Fund Summary — Fees and expenses,” the Staff notes that footnote 3 states that “‘expenses of Class A, Class C, Class I, and Class R6 shares’ means all ‘expenses of the fund’ attributable to the applicable class plus class-specific expenses.” Please clarify what is meant by “class-specific expenses.”

Response — The Trust notes that “class-specific expenses” means all expenses attributable to each class of shares, as applicable, and comprises 12b-1 and service fees and transfer agency fees, and excludes fund level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. However, the Trust has reviewed the disclosure in Footnote 3 and believes it is adequate and consistent with disclosure requirements, including Instruction 3(e) to Item 3 of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Because the Fund is a new fund, under “Fund Summary — Fees and expenses,” please delete the reference to the Fund’s fee reimbursements for the prior fiscal year in footnote 3.

Response — The Trust has made the requested change.

11.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — The “Fund Summary — Principal investment strategies” section notes that the “scientific environmental framework which the manager uses to identify such companies is the Planetary Boundaries framework.” Please provide additional detail regarding who generates the “Planetary Boundaries.” For example, does a third party generate the “Planetary Boundaries,” and what is the methodology or criteria for the “Planetary Boundaries” framework?
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Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

13.	Comment — The “Fund Summary — Principal investment strategies” section notes that the Planetary Boundaries framework “identifies a set of environmental dimensions.” Please remove the references to “dimensions” as “dimensions” appear to be the boundaries of the Planetary Boundaries framework.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

14.	Comment — Under “Fund Summary — Principal investment strategies,” please more clearly explain the “Planetary Boundaries” framework, for example, state the number of applicable boundaries and whether and how much the Fund will focus on any specific boundaries, or whether certain boundaries have already been crossed.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

15.	Comment — Under “Fund Summary — Principal investment strategies,” please provide a quantitative definition of the Planetary Boundaries, if applicable. Regarding the Planetary Boundaries in general, please describe the boundaries as specifically as possible.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

16.	Comment — The “Fund Summary — Principal investment strategies” section notes that the Planetary Boundaries are intended to denote the “limits… within which human activity can continue to develop and thrive for years to come.” Please delete the phrase or provide a more specific explanation of what is meant by “develop and thrive.” As noted in the previous comment, please be as specific as possible.

Response —The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

17.	Comment — Under “Fund Summary — Principal investment strategies,” please provide a more detailed explanation of the proprietary investment identification process and how it works to identify the subset of eligible companies based on the Planetary Boundaries. For example, how is a “small environment footprint” or “positive impact” quantified within the framework? What if a company has a “small environmental footprint” and/or “positive impact” on one boundary but not another? Please clarify.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

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18.	Comment — Under “Fund Summary — Principal investment strategies,” please clarify whether a company’s environmental impact is the exclusive factor considered prior to investment or if it is one of several factors. If environmental impact is one of several factors, please disclose any other relevant factors and, if applicable, clarify under what circumstances an investment could be made in a company that might score poorly on environmental impact analysis, but highly in another applicable analysis.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

19.	Comment — Under “Fund Summary — Principal investment strategies,” please describe the Fund’s due diligence process in applying its screening criteria to portfolio companies. For example, please describe what underlying data will be reviewed to determine whether the company meets the Fund’s criteria and the sources of such data. Will the Fund engage directly with portfolio companies, or will the Fund review third-party scoring data or other outside reviews? Please explain more fully.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

20.	Comment — With respect to the responses provided to the foregoing comments on the Fund’s principal investment strategy, please consider any appropriate additions to the Fund’s principal risks. For example, if the Fund utilizes third party data service providers, the criteria used by such providers can differ significantly.

Response — The Trust has revised the “Environmentally focused investing risk” as follows:

Environmentally focused investing risk. The fund’s environmental criteria limit the available investments compared to funds with no such criteria. The fund’s incorporation of environmental criteria may affect the fund’s exposure to certain sectors and/or types of investments, and under certain economic conditions, this could cause the fund to underperform funds that invest in a broader array of investments depending on whether such sectors or investments are in or out of favor in the market. The data provided by third parties may be incomplete, inaccurate or unavailable, which could cause the manager to incorrectly assess environmental data related to a particular company.

21.	Comment — Under “Fund Summary — Principal risks,” please provide risk disclosure related to the use of the Planetary Boundaries framework.

Response — The Trust has reviewed the Fund’s risk disclosure and believes it is appropriate and accurate and sets forth the principal risks of investing in the Fund as required by Item 4 of Form N-1A. The Trust further refers the Staff to the response to comment 20 above. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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22.	Comment — Under “Fund Summary — Principal investment strategies,” please more clearly define “Environmental Companies.” Depending on the Trust’s response, the Staff may have additional comments regarding this definition.

Response — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in the Appendix.

23.	Comment — As a general matter, where appropriate, please disclose how the Fund will approach the proxy votes for relevant environmental issues of its portfolio companies or explain why the Fund believes such disclosure is not required.

Response — The Trust has made the requested change as reflected in the Appendix.

24.	Comment — The Staff notes the use of the word “Global” in the Fund’s name. Please explain supplementally how the Fund satisfies the requirements of Rule 35d-1.

Response — The Trust respectfully submits that the use of the term “global” in the Fund’s name is consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that a fund using “global” in its name is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended. The Staff stated that it “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42).

In addition, in response to questions from Investment Company Institute (“ICI”) members on fund names that include the term “global,” the ICI issued a memo stating that the Staff believes that one way a fund with the term “global” in its name could satisfy the mandate to invest its assets in investments that are tied economically to a number of countries throughout the world would be to invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the U.S. or, if conditions are not favorable, invest at least 30% of its assets outside the U.S.

The Fund meets the standard described by the ICI. Specifically, although the Fund can invest up to 100% of its assets in the securities of Foreign Companies, under normal circumstances it generally expects (but is not required) to invest at least 40% of its assets in the securities of such companies.

25.	Comment — The Fund states in the last paragraph under “Fund summary — Principal investment strategies” that it may invest in companies located in ”developing and emerging market countries.” Please disclose the method the Fund uses to determine whether an investment is in an emerging markets country or company.

Response —The Trust will add the following disclosure after the second sentence of the second paragraph under its “Principal Investment Strategies”:

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The manager will consider, but is not limited to, the MSCI market classifications in determining whether a country is a developed or emerging market country.

26.	Comment — In the last paragraph under “Fund Summary — Principal investment strategies,” the Fund states that it “generally will not invest less than 30% of its assets in” Foreign Companies. Please delete the word “generally.”

Response — The Trust has made the requested change as reflected in the Appendix.

27.	Comment — Supplementally, please provide a list of the constituents that the Fund expects to invest in.

Response — The Trust will provide to the Staff the requested list supplementally.

28.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

“The fund’s main risks are listed below in alphabetical order, not in order of importance.”

29.	Comment — Under “Fund summary — Principal risks,” please include disclosure regarding emerging markets risk.

Response — The Trust respectfully notes that its “Foreign securities risk” includes disclosure noting that the ”risks of investing in foreign securities are magnified in emerging markets.” The Trust has assessed the Fund’s anticipated emerging markets investment exposure and has determined that the current risk disclosure is appropriate. Therefore, the Trust respectfully declines to make the requested change.

30.	Comment — Under “Fund summary — Principal risks,” the Staff notes the risk titled “Industry or sector investing risk.” Please describe such industry or sector focus in the Fund’s principal investment strategy and, if applicable, discuss the Fund’s concentration.
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Response — Upon further review, the Trust has determined that this risk is not applicable to the Fund and, therefore, has removed the disclosure.

31.	Comment — The Staff notes that “Fund summary — Principal risks—Sector risk,” is repetitive of Industry or sector investing risk. Please consider combining into one risk or separating and clarifying as two separate risks.

Response — Upon further review, the Trust has determined that this risk is not applicable to the Fund and, therefore, has removed the disclosure.

32.	Comment — Under “Fund summary — Principal risks,” the Staff notes the risk titled “Information technology companies risk.” Please reflect such companies as part of the Fund’s principal investment strategy.

Response — Upon further review, the Trust has determined that this risk is not applicable to the Fund and, therefore, has removed the disclosure.

33.	Comment — Under “Fund summary — Principal risks,” the Staff notes the risk titled “Investment company securities risk.” Please reflect such companies as part of the Fund’s principal investment strategy.

Response — Upon further review, the Trust has determined that this risk is not applicable to the Fund and, therefore, has removed the disclosure.

34.	Comment — Under “Fund summary — Principal risks,” please consider whether “Liquidity risk” is an appropriate principal risk given the Fund’s investment strategy.

Response — The Trust notes that “Liquidity risk” is designed to capture a general principal risk applicable to the Fund’s portfolio given the broad range of companies and jurisdictions in which the Fund may invest. The Trust respectfully declines to make any changes in response to this comment.

35.	Comment — Under “Fund summary—Principal risks,” please also include a principal risk disclosing the risks of investing in large capitalization companies, and please also address the risks of investing a large portion of the Fund’s assets in a particular market capitalization range.

Response — The Trust has added “Large capitalization companies risk” to the Principal investment risks. However, the Trust notes that the Fund does not intend to invest on an ongoing basis in any particular market capitalization range and, therefore, respectfully declines to make any changes in response to this portion of the comment.

36.	Comment — In “Fund summary — Portfolio management” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.
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Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

37.	Comment — Under “Fund details — Principal investment strategy,” please disclose that the Fund’s strategy may be changed by the Fund’s Board of Trustees without shareholder approval “upon 60 days’ written notice.”

Response — The Trust respectfully declines to update its disclosure in response to this comment. The Trust notes that the Fund is not required to provide 60 days’ notice for a change in the Fund’s strategy because the Fund’s 80% test is not subject to Rule 35d-1 under the Investment Company Act of 1940, as amended.

38.	Comment — Under “Fund details — Principal investment strategy,” with respect to the Fund’s temporary investments in cash or money market instruments, please incorporate under “Fund Summary — Principal investment strategies” as well.

Response — The Trust respectfully declines to make this change. The Trust notes that the Fund’s disclosure regarding temporary defensive positions is appropriately placed in the “Fund details Principal investment strategy” section pursuant to Item 9(b)(1), Instruction 1, of Form N-1A.

39.	Comment — Under “Fund details — Principal investment strategy,” the Staff notes that the Fund may “enter into securities lending, repurchase and reverse repurchase transactions.” Please reflect corresponding risks in the “Fund details — Principal risks of investing” section.

Response — In response to this comment, the Trust has reviewed the Fund’s disclosure and has determined to remove the referenced paragraph.

40.	Comment — Under “Fund details — Principal investment strategy,” the Staff notes that the Fund states that it “may deviate from its principal investment strategies” under certain circumstances. Please specify the extent to which the Fund may deviate from its principal strategies.

Response — The Trust believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

41.	Comment — Under “Fund details — Principal investment strategy — Temporary defensive investing,” the Staff notes that the Fund may invest in repurchase agreements. Please disclose whether such repurchase agreements consist of investment-grade or non-investment-grade securities.
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Response — The Trust believes the current disclosure is accurate and respectively declines to make the requested change.

42.	Comment — Under “Fund details — Who’s Who — Management fee,” please identify the period-end date for the Fund’s first shareholder report.

Response — The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

43.	Comment — In Appendix 1, under the heading “Ameriprise Financial Services, Inc.,” please provide the effective date of such applicable sales charge waivers for consistency with the other intermediary fee waiver disclosures.

Response — The Trust has made the requested change.

44.	Comment — In Appendix 2, regarding the title of the Appendix, please add the phrase “of similar accounts” so that it reads “Related Performance Information of Similar Accounts.” Please confirm that the Prospectus comments provided above will be incorporated into all prospectuses within the filing, as applicable.

Response — The Trust believes that the heading is appropriately descriptive of the information presented in the Appendix. The Trust notes that the wording in the heading is consistent with the headings of comparable related performance appendices used by various other John Hancock funds. In addition, investors are informed in the introductory paragraph that the Composite is made up of substantially similarly managed accounts. Accordingly, the Trust respectfully declines to make any changes to the heading.

45.	Comment — In Appendix 2, please clarify the disclosure to note that all substantially similar accounts managed by the subadviser are included in the composite, and not just those accounts managed by the specific portfolio managers of the Fund.

Response — The Trust has reviewed the disclosure and believes the current presentation appropriately discloses that all substantially similar accounts managed by the subadvisor are included in the composite. The Trust notes that no performance portability is present, so the role specific portfolio managers of the Fund in generating such performance is not relevant and is not disclosed. Accordingly, the Trust respectfully declines to make the requested revision.

46.	Comment — In Appendix 2, please define or spell out the term “UCITs.”
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Response — The Trust has updated its disclosure in response to this comment.

47.	Comment — In Appendix 2, please confirm what is meant by the statement that “[t]he inception date of the Composite is September 30, 2014.”

Response — The Trust has reviewed the disclosure and believes the current presentation is appropriate and clearly sets forth the Composite’s inception date. The Trust notes that the inception date is stated, among other reasons, to explain the inception date for the performance presented in the Appendix 2. Accordingly, the Trust respectfully declines to make the requested revision.

48.	Comment — In Appendix 2, please delete the bolded last paragraph in the section that provides a disclaimer as to the information presented.

Response — The Trust has reviewed the disclosure and believes the current presentation is appropriately clear. The Trust notes that the current disclosure previously was revised a number of times in accordance with prior SEC staff comments. Accordingly, the Trust respectfully declines to make the requested revision.

49.	Comment — Please confirm supplementally that the Fund has the records to support the performance information presented in Appendix 2, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response — The Trust confirms that the fund has all accounts, books, internal working papers and any other records or documents necessary to form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

50.	Comment — In Appendix 2, please disclose the method of performance calculation used and if it differs from the standardized SEC method of performance calculation, please disclose how the performance has been calculated.

Response — The Trust confirms that the performance shown in the Appendix is calculated in accordance with relevant SEC guidance with respect to registered investment company performance presentations. Accordingly, no changes are necessary in response to this comment.

Part C Comments

51.	Comment — Please confirm that all applicable exhibits have been filed with respect to the Fund. Please confirm all applicable exhibits for the new classes are included and any exhibits incorporated by reference include hyperlinks to the relevant previous filings

Response — The Trust confirms that all applicable exhibits either have been filed or will be filed with the next amendment to the Trust’s registration statement and any exhibits incorporated by reference include hyperlinks to the relevant previous filings.

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* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Mara Moldwin, Assistant Secretary of the Trust
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APPENDIX A

John Hancock Global Environmental Opportunities Fund

Investment objective

To seek growth through capital appreciation by investing primarily in Environmental Companies.

Principal investment strategies

Under normal circumstances, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Environmental Companies~~, as defined below~~.

[Fund details — Principal investment strategies: The Board of Trustees can change the fund’s investment objective and strategies without shareholder approval.]

The fund seeks to invest in companies ~~with~~that seek to commercialize products ~~or~~and services ~~that seek to have a positive environmental impact. The scientific environmental framework which the manager uses to identify such companies is the Planetary Boundaries framework. The Planetary Boundaries framework identifies a set of environmental dimensions such as climate change, ocean acidification, or land-system change, and within each of these dimensions sets limits (i.e., boundaries) within which human activity can continue to develop and thrive for years to come. Extending beyond the boundaries of these environmental dimensions increases the risk of large-scale adverse or irreversible environmental changes.Using this framework, the manager uses a proprietary process to identify a subset of companies that have a small environmental footprint and seek to have a positive impact~~which minimize or reduce stresses on at least one of the environmental dimensions~~. The manager then utilizes fundamental analysis to seek to invest in securities of companies within this universe that the manager believes are best positioned to capitalize on the environmental theme and may further consider such companies’ overall environmental impact to the each of the dimensions~~ in the Planetary Boundary framework (Environmental Companies). Environmental Companies include companies ~~whose businesses and technologies seek to contribute positively to the environment by focusing on water technologies~~all or a portion of whose business activities, including the creation of technology or the provision of support services, involve solving environmental problems such as those related to water usage, energy efficiency, renewable energy, sustainable forestry, organic agriculture, pollution control, dematerialized economy, waste management and recycling, or those the manager believes are otherwise involved in improving the efficiency of resource consumption or contributing to enhanced environmental quality.

The scientific environmental framework which the manager uses to identify Environmental Companies is the Planetary Boundaries (PB) framework. The PB framework was developed by a group of universities in North America and Europe. The PB framework identifies a set of nine environmental challenges (dimensions) considered most crucial for maintaining the stability of the

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earth’s ecosystems on which human society depends. The nine environmental dimensions of the PB framework are: climate change; biodiversity loss; biochemical flows; chemical pollution; land-system change; freshwater usage; ocean acidification; ozone depletion; and atmospheric aerosol loading.

For each of these dimensions, the PB framework sets limits (i.e., boundaries) within which human activities can continue to operate and develop without being materially negatively impacted by excessive environmental changes. Extending beyond those boundaries will increase the risk of large-scale adverse or irreversible environmental changes that will negatively impact the future of human society and development. Several of these boundaries have already been crossed, however, this does not impact the manager’s investment process.

The PB framework is not a static framework but subject to change based on evolving scientific research.

The manager uses a two-step process to identify Environmental Companies. First, the manager uses a proprietary process to identify companies that are within the PB framework (i.e., companies whose environmental footprint on the nine dimensions is on average within the defined boundaries). Second, the manager uses a proprietary process to identify Environmental Companies within such group of companies. These proprietary processes include a Life Cycle Assessment (LCA) to identify companies whose operations and products across their whole life-cycle are within the boundaries.

The LCA analysis assesses the footprint on the nine environmental dimensions associated with all the stages of the life of a company, starting from raw material extraction through material processing, manufacturing, distribution, use and disposal. The manager has developed an LCA database using inputs from various external databases including those from universities, brokers and other third party providers. The LCA analysis may be complemented by environmental consulting companies that have partnered with the manager.

Once the universe of Environmental Companies is identified by the two-step process, the manager then applies fundamental analysis to seek to invest in Environmental Companies that the manager believes are best positioned to capitalize on this environmental theme. At this point, the manager will seek to invest in high quality Environmental Companies with strong financial characteristics.

The fund may invest in equity and equity-related securities issued by U.S. and non-U.S. companies, including common, convertible and preferred stock, warrants and depositary receipts. The fund does not limit its investments to ~~issuers~~companies in a particular market capitalization range and, at times, may invest a substantial portion of its assets in one or more particular market capitalization ranges.

The fund seeks investment exposure to a number of countries throughout the world. Under normal circumstances, the fund will invest in companies domiciled, incorporated, organized or headquartered in at least three countries outside the U.S., including developing and emerging market countries (Foreign Companies). The manager will consider, but is not limited to, the MSCI market

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classifications in determining whether a country is a developed or emerging market country. Although the fund can invest up to 100% of its assets in the securities of Foreign Companies, under normal circumstances it generally expects (but is not required) to invest at least 40% of its assets in the securities of such companies. However, if the manager determines, in its sole discretion, that market conditions are not favorable, the fund may invest less than 40% of its assets in Foreign Companies, but ~~generally~~ will not invest less than 30% of its assets in ~~such~~Foreign ~~c~~Companies.

[Fund details — Principal investment strategies:

The manager votes proxies for securities held by the fund. The manager’s proxy voting policies describe the manager’s process for voting such proxies and are included in the Statement of Additional Information of the fund.

The fund may invest in cash or short-term money market instruments for the purpose of meeting redemption requests, making other anticipated cash payments, or while searching for investment opportunities and/or due to general market, economic, or political conditions.

~~The fund may also enter into securities lending, repurchase and reverse repurchase transactions to generate additional income and/or as a short-term cash management tool.~~

The fund may deviate from its principal investment strategies during transition periods, which may include the reassignment of portfolio management, a change in investment objective or strategy, a reorganization or liquidation, or the occurrence of large inflows or outflows.

Temporary defensive investing

The fund may invest up to 100% of its assets in cash, money market instruments, repurchase agreements, or other short-term instruments for the purpose of protecting the fund in the event the subadvisor determines that market, economic, political, or other conditions warrant a defensive posture. To the extent that the fund is in a defensive position, its ability to achieve its investment objective will be limited.]

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APPENDIX B

Fee Schedules

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). More information about these and other discounts is available from your financial professional and on pages 15 to 17 of the prospectus under “Sales charge reductions and waivers” or pages 84 to 87 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I	R6
Management fee[1]	0.82	0.82	0.82	0.82
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00	0.00
Other expenses[2]	0.61	0.61	0.61	0.51
Total other expenses	0.61	0.61	0.61	0.51
Total annual fund operating expenses	1.68	2.43	1.43	1.33
Contractual expense reimbursement[3]	–0.48	–0.48	–0.48	–0.48
Total annual fund operating expenses after expense reimbursements	1.20	1.95	0.95	0.85

1	Management fee is estimated based on the net assets of the fund as of the date of the prospectus.

2	“Other expenses” have been estimated for the fund’s first year of operations.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.84% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on February 28, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	C		I	R6
Shares		Sold	Not Sold
1 year	419	298	198	97	87
3 years	768	712	712	405	374

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee[1]	0.82
Other expenses[2]	0.50
Total other expenses	0.50
Total annual fund operating expenses	1.32
Contractual expense reimbursement[3]	–0.48
Total annual fund operating expenses after expense reimbursements	0.84

1	Management fee is estimated based on the net assets of the fund as of the date of the prospectus.

2	“Other expenses” have been estimated for the fund’s first year of operations.

3	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.84% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on February 28, 2023, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	86
3 years	371